SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 10 December, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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BP p.l.c.
Board changes

The Board of BP p.l.c. makes the following announcements:

Helge Lund will become Chairman of the Board effective 1 January 2019.

Alan Boeckmann will not be offering himself for re-election as a Non-Executive Director at the 2019 Annual General Meeting of BP p.l.c.

Paula Rosput Reynolds, Non-Executive Director of BP p.l.c. has advised that she became a Non-Executive Director of General Electric Company with effect from 7 December 2018.

Jens Bertelsen will become Company Secretary effective 1 January 2019

This notice is given in fulfilment of the obligations under paragraphs 9.6.11R and 9.6.14R (2) of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 10 December 2018
/s/ J. BERTELSEN
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J. BERTELSEN
Deputy Company Secretary